Exhibit 99.1

Engine Gaming and Media, Inc. Announces Completion of Eden Games Transaction

NEW YORK – April 7, 2022 – Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced the completion of the sale of its Eden Games subsidiary to Animoca Brands, a global leader in digital entertainment, blockchain, and gamification, for USD$16 million (CAD$20 million). Engine sold its 96% interest in Eden Games for approximately USD$15.3 million (approximately CAD$19.2 million) in cash consideration.

Engine regularly assesses its portfolio to ensure strong alignment with stakeholder needs and priorities. Thus, beyond the sale of Eden Games, the company continues to focus on optimizing growth across its portfolio. In addition, the company has taken aggressive cost actions and is effectuating plans to reduce or eliminate substantial expenditures across the Company, and most substantially to its B2C gaming businesses, which will sharply reduce the future overall cash burn of the company.

“The combination of these expense reduction initiatives, coupled with the capital raised from the Eden transaction, fortifies Engine’s balance sheet and provides sufficient cash to meet our operating needs for a substantial period of time,” said Lou Schwartz, Chief Executive Officer of Engine. Schwartz continued, “We believed it was in the best interests of shareholders to complete this transaction in a way that allowed us to avoid expensive bridge financing, or the sale of stock at current levels that would have resulted in substantial dilution to shareholders. In addition, these actions will put the company in a strong position to maximize its future growth opportunities.”

Tom Rogers, Executive Chairman of Engine, added, “We believe that our B2B businesses, with their focus on gaming data and analytics, social influencer marketing, programmatic advertising, and various ways that the gaming and media worlds interconnect, provide an efficient framework for meeting our growth goals. The Eden sale enables us to raise cash on a non-dilutive basis, and along with our significant cost reduction efforts, nurture a more focused growth portfolio.”

Eden Games, a premium video game developer and publisher with numerous console and mobile gaming franchises, was founded in 1998 and is based in France. The company has a strong track record of developing award-winning racing games across the mobile, console and PC platforms – including Need for Speed: Porsche Unleashed, F1® Mobile Racing, and the Gear.Club, Test Drive and V-Rally franchises – with over 13 million game boxes sold and over 60 million app downloads worldwide.

Engine Gaming & Media were advised by Progress Partners on this transaction.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

About Animoca Brands

Animoca Brands, a Deloitte Tech Fast winner and ranked in the Financial Times list of High Growth Companies Asia-Pacific 2021, is a leader in digital entertainment, blockchain, and gamification that is working to advance digital property rights. It develops and publishes a broad portfolio of products including the REVV token and SAND token; original games including The Sandbox, Crazy Kings, and Crazy Defense Heroes; and products utilizing popular intellectual properties including Disney, WWE, Snoop Dogg, The Walking Dead, Power Rangers, MotoGP™, and Formula E. The company has multiple subsidiaries, including The Sandbox, Blowfish Studios, Quidd, GAMEE, nWay, Pixowl, Bondly, Lympo, and Grease Monkey Games. Animoca Brands has a growing portfolio of more than 170 investments in NFT-related companies and decentralized projects that are contributing to building the open metaverse, including Axie Infinity, OpenSea, Dapper Labs (NBA Top Shot), Yield Guild Games, Harmony, Alien Worlds, Star Atlas, and others. For more information visit www.animocabrands.com or follow on Twitter or Facebook.

Contacts

For Engine Gaming and Media, Inc.

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869